Exhibit No. 12
PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Twelve Months Ended September 30

(dollars in millions)	2010	2009

Earnings, as defined:
Income from continuing operations	$870	$824
Fixed charges, as below	785	735
Preferred dividend requirements	(7)	(7)
Income from continuing operations attributable to noncontrolling interests, net of tax	(1)	—
Income taxes, as below	496	413

Total earnings, as defined	$2,143	$1,965

Fixed Charges, as defined:
Interest on long-term debt	$724	$658
Other interest	45	62
Imputed interest factor in rentals — charged principally to operating expenses	9	8
Preferred dividend requirements of subsidiaries	7	7

Total fixed charges, as defined	$785	$735

Income Taxes:
Income tax expense	$501	$418
Included in AFUDC — deferred taxes in book depreciation	(5)	(5)

Total income taxes	$496	$413

Ratio of Earnings to Fixed Charges	2.73	2.67